UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

9 September 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

9 September 2025

Settlement of Samarco Australian Securities Class Action

BHP has reached an agreement to settle the Australian Samarco shareholder class action. The settlement is subject to approval by the Federal Court of Australia.

The Australian shareholder class action was brought on behalf of shareholders who acquired BHP shares before the Fundão Dam failure. The class action was filed in the Federal Court of Australia in 2018 on behalf of persons who acquired shares in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) during the period 8 August 2012 to 9 November 2015 (the Applicants).

The Fundão Dam was owned and operated by Samarco Mineração S.A. (Samarco), a non-operated joint venture between BHP Billiton Brasil Ltda (BHP Brasil) (a subsidiary of BHP Group Limited) and Vale S.A. Each of BHP Brasil and Vale holds 50 per cent of Samarco.

Under the terms of the settlement agreement, BHP has agreed to pay the Applicants AU$110 million, inclusive of interests and costs, with no admission of liability. BHP expects to recover the majority of the settlement amount from its insurers.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Amanda Saunders	James Bell
+44 7887 468 926	+44 7961 636 432

North America	Americas
Megan Hjulfors	James Bell
+1 403 605 2314	+44 7961 636 432

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 9 September, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary